Exhibit 6

Statement of Computation of Earnings per Share (in thousands)

Following is the data relating to the weighted average number of shares used in the computation of diluted earning (loss) per share:

	Year ended December 31,	Year ended December 31,
	2014	2013

Weighted average number of shares used in the computation of basic earnings (loss) per share	1,449	1,172

Weighted average number of shares used in the computation of diluted earnings(loss) per share	1,449	1,172

Options and warrants which were not included in the computation of diluted earnings (loss) per share due to anti-dilutive effect	320	331